Exhibit 99.1

March 22, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 21, 2024
Aggregate number of Ordinary Shares purchased:	49,000
Lowest price paid per Ordinary Share (GBp):	1157.00
Highest price paid per Ordinary Share (GBp):	1181.00
Volume weighted average price paid per Ordinary Share (GBp):	1167.8411

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 490,464 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,825,564 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
318	1173.00	08:59:43	AIMX
117	1173.00	08:59:43	AIMX
444	1171.00	09:00:33	AIMX
175	1171.00	09:00:33	AIMX
249	1171.00	09:00:33	AIMX
421	1172.00	09:23:33	AIMX
427	1169.00	09:30:00	AIMX
7	1169.00	09:30:00	AIMX
390	1169.00	09:30:00	AIMX
45	1169.00	10:18:59	AIMX
100	1169.00	10:18:59	AIMX

555	1169.00	10:18:59	AIMX
237	1169.00	10:18:59	AIMX
47	1168.00	10:18:59	AIMX
283	1169.00	10:23:08	AIMX
615	1170.00	10:48:25	AIMX
300	1170.00	10:48:25	AIMX
100	1170.00	10:48:25	AIMX
100	1170.00	10:48:25	AIMX
8	1170.00	10:48:25	AIMX
397	1170.00	10:55:25	AIMX
353	1171.00	11:27:32	AIMX
391	1171.00	11:27:32	AIMX
137	1171.00	11:27:32	AIMX
163	1171.00	11:27:32	AIMX
200	1171.00	11:27:32	AIMX
69	1171.00	11:27:32	AIMX
100	1170.00	11:41:09	AIMX
294	1170.00	11:50:29	AIMX
410	1172.00	12:00:39	AIMX
315	1171.00	12:01:39	AIMX
136	1171.00	12:01:39	AIMX
401	1173.00	12:08:59	AIMX
447	1173.00	12:19:59	AIMX
379	1173.00	12:23:31	AIMX
124	1173.00	12:23:31	AIMX
446	1173.00	12:39:51	AIMX
426	1173.00	12:39:51	AIMX
419	1179.00	12:49:02	AIMX
91	1177.00	12:49:12	AIMX
313	1177.00	12:49:12	AIMX
136	1170.00	13:13:43	AIMX
13	1177.00	13:30:19	AIMX
525	1177.00	13:30:23	AIMX
437	1177.00	13:30:53	AIMX
180	1177.00	13:30:53	AIMX
180	1178.00	13:32:05	AIMX
200	1178.00	13:32:05	AIMX
276	1178.00	13:32:05	AIMX
462	1177.00	13:32:10	AIMX
134	1175.00	13:33:18	AIMX
338	1175.00	13:33:18	AIMX

274	1175.00	13:33:18	AIMX
586	1174.00	13:35:07	AIMX
500	1171.00	13:35:08	AIMX
154	1171.00	13:35:08	AIMX
180	1174.00	13:38:14	AIMX
180	1178.00	13:42:19	AIMX
110	1178.00	13:42:19	AIMX
473	1178.00	13:42:33	AIMX
200	1179.00	13:43:53	AIMX
270	1179.00	13:43:57	AIMX
431	1179.00	13:44:57	AIMX
165	1178.00	13:45:31	AIMX
455	1178.00	13:45:31	AIMX
237	1178.00	13:45:31	AIMX
449	1177.00	13:47:12	AIMX
13	1176.00	13:47:12	AIMX
37	1176.00	13:47:12	AIMX
180	1177.00	13:47:12	AIMX
13	1177.00	13:47:12	AIMX
155	1177.00	13:47:12	AIMX
414	1181.00	13:52:48	AIMX
200	1177.00	13:55:05	AIMX
100	1177.00	13:55:05	AIMX
170	1177.00	13:55:05	AIMX
223	1174.00	13:55:05	AIMX
204	1174.00	13:55:05	AIMX
27	1169.00	13:56:03	AIMX
397	1169.00	13:56:03	AIMX
449	1167.00	14:01:42	AIMX
473	1165.00	14:01:47	AIMX
460	1165.00	14:04:18	AIMX
181	1164.00	14:08:40	AIMX
221	1164.00	14:08:40	AIMX
472	1169.00	14:16:08	AIMX
114	1167.00	14:18:05	AIMX
360	1167.00	14:18:05	AIMX
401	1167.00	14:18:05	AIMX
69	1167.00	14:18:05	AIMX
200	1167.00	14:18:05	AIMX
200	1167.00	14:18:05	AIMX
132	1167.00	14:18:05	AIMX

188	1167.00	14:24:45	AIMX
200	1167.00	14:24:45	AIMX
455	1168.00	14:24:45	AIMX
4	1167.00	14:24:45	AIMX
4	1167.00	14:24:52	AIMX
127	1167.00	14:24:52	AIMX
180	1167.00	14:24:52	AIMX
200	1167.00	14:24:52	AIMX
1	1167.00	14:24:52	AIMX
5	1167.00	14:30:40	AIMX
184	1167.00	14:30:40	AIMX
146	1167.00	14:30:40	AIMX
139	1167.00	14:30:40	AIMX
340	1167.00	14:30:40	AIMX
180	1167.00	14:30:40	AIMX
57	1167.00	14:30:40	AIMX
180	1167.00	14:30:40	AIMX
200	1167.00	14:30:40	AIMX
64	1167.00	14:30:40	AIMX
340	1166.00	14:33:07	AIMX
149	1163.00	14:39:42	AIMX
272	1163.00	14:39:42	AIMX
9	1162.00	14:44:12	AIMX
200	1162.00	14:44:12	AIMX
243	1162.00	14:44:12	AIMX
100	1162.00	14:45:12	AIMX
324	1162.00	14:45:12	AIMX
9	1163.00	14:48:03	AIMX
100	1163.00	14:49:14	AIMX
100	1163.00	14:49:14	AIMX
183	1163.00	14:49:14	AIMX
350	1163.00	14:49:14	AIMX
47	1163.00	14:49:14	AIMX
13	1163.00	14:49:14	AIMX
160	1162.00	14:49:14	AIMX
436	1162.00	14:49:14	AIMX
180	1162.00	14:49:14	AIMX
250	1162.00	14:49:14	AIMX
13	1163.00	14:49:14	AIMX
94	1163.00	14:58:16	AIMX
112	1163.00	14:58:16	AIMX

294	1163.00	14:58:16	AIMX
296	1163.00	14:58:16	AIMX
6	1162.00	14:59:16	AIMX
569	1162.00	14:59:16	AIMX
478	1162.00	15:03:50	AIMX
207	1159.00	15:05:22	AIMX
100	1163.00	15:10:11	AIMX
39	1163.00	15:10:11	AIMX
291	1163.00	15:10:11	AIMX
348	1163.00	15:10:11	AIMX
180	1164.00	15:14:05	AIMX
180	1164.00	15:14:05	AIMX
50	1164.00	15:14:05	AIMX
180	1164.00	15:14:05	AIMX
217	1164.00	15:14:05	AIMX
60	1163.00	15:15:12	AIMX
120	1163.00	15:15:12	AIMX
13	1163.00	15:15:12	AIMX
60	1163.00	15:15:12	AIMX
120	1163.00	15:15:12	AIMX
302	1162.00	15:15:12	AIMX
118	1162.00	15:15:12	AIMX
200	1160.00	15:19:46	AIMX
216	1160.00	15:19:46	AIMX
474	1160.00	15:19:46	AIMX
191	1158.00	15:20:26	AIMX
195	1158.00	15:20:26	AIMX
180	1158.00	15:22:54	AIMX
180	1158.00	15:22:54	AIMX
180	1158.00	15:22:54	AIMX
392	1157.00	15:26:08	AIMX
262	1158.00	15:30:31	AIMX
198	1158.00	15:30:31	AIMX
23	1161.00	15:35:15	AIMX
59	1161.00	15:35:15	AIMX
39	1161.00	15:35:15	AIMX
214	1161.00	15:35:15	AIMX
34	1161.00	15:35:15	AIMX
214	1161.00	15:35:19	AIMX
169	1160.00	15:37:17	AIMX
265	1160.00	15:37:17	AIMX

398	1160.00	15:37:17	AIMX
20	1161.00	15:42:22	AIMX
181	1161.00	15:42:55	AIMX
275	1161.00	15:42:55	AIMX
436	1161.00	15:43:23	AIMX
23	1161.00	15:43:23	AIMX
151	1159.00	15:45:12	AIMX
2	1159.00	15:45:12	AIMX
2	1159.00	15:46:02	AIMX
412	1159.00	15:46:02	AIMX
425	1159.00	15:46:02	AIMX
1288	1161.00	15:59:54	AIMX
81	1161.00	15:59:54	AIMX
80	1161.00	15:59:54	AIMX
314	1161.00	15:59:54	AIMX
216	1162.00	15:59:55	AIMX
13	1162.00	15:59:55	AIMX
26	1162.00	16:00:33	AIMX
424	1161.00	16:00:55	AIMX
16	1162.00	16:02:53	AIMX
34	1162.00	16:02:55	AIMX
315	1163.00	16:03:32	AIMX
75	1163.00	16:03:32	AIMX
41	1163.00	16:03:32	AIMX
177	1164.00	16:07:47	AIMX
249	1164.00	16:07:47	AIMX
444	1164.00	16:07:47	AIMX
116	1164.00	16:09:31	AIMX
100	1164.00	16:09:31	AIMX
33	1164.00	16:09:31	AIMX
100	1164.00	16:09:31	AIMX
51	1164.00	16:09:31	AIMX
463	1164.00	16:09:31	AIMX
436	1163.00	16:09:31	AIMX
231	1168.00	16:14:51	AIMX
100	1168.00	16:14:51	AIMX
1	1168.00	16:14:51	AIMX
424	1169.00	16:15:28	AIMX
421	1170.00	16:17:08	AIMX
479	1170.00	16:17:53	AIMX
433	1169.00	16:18:53	AIMX

61	1170.00	16:21:33	AIMX
403	1170.00	16:21:33	AIMX
220	1171.00	16:22:45	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.